 Exhibit 99.2

328 – 550 Burrard Street Vancouver, BCV6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 13-247
March 5, 2013

Platinum Group Metals Announces WBJV Project 1 Resumes Work

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports that today, in South Africa, the Notice under Section 54 of the Mine Health and Safety Act (1996) requiring it to stop its operations at WBJV Project 1 (Maseve) site has been uplifted by the Principal Inspector of mines.

The Company has resumed mine building operations and underground development with diligent attention to the instructions of the Department of Mineral Resources Inspectors.

Safety has been the number one priority of the Company since commencement of the construction of the WBJV Project 1 (Maseve) mine. A thorough investigation of the recent incident is continuing with the objectives of finding all of the causes of the incident and improving safety going forward.

About Platinum Group Metals Ltd.

Platinum Group is building the WBJV Project 1 Platinum mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Africa Wide Prospecting and Exploration (Pty) Limited, a wholly owned subsidiary of Wesizwe Platinum Ltd. Platinum Group is also currently drilling with 15 machines at the Waterberg Project in partnership with JOGMEC, a Japanese state company and a private empowerment company. Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

PLATINUM GROUP METALS LTD.	…2

For further information contact:
      R. Michael Jones, President
      or Kris Begic, VP, Corporate Development
      Platinum Group Metals Ltd., Vancouver
      Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move Waterberg ahead with exploration and engineering work. In addition, the results of the UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.